

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Thomas Kramer
Chief Financial Officer
IonQ, Inc.
4505 Campus Drive
College Park, MD 20740

      Re: IonQ, Inc.
          Registration Statement on Form S-3
          Filed November 9, 2023
          File No. 333-275444

Dear Thomas Kramer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Katharine A. Martin